

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





04006154

January 16, 2004

Mr. Richard E. Baltz
Arnold & Porter
555 Twelfth Street, NW
Washington, DC 20004-1206

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-16-2004

Re: CSX Corporation
Incoming letter dated December 15, 2003

Dear Mr. Baltz:

This is in response to your letter dated December 15, 2003 concerning the shareholder proposal submitted to CSX Corporation by the Mary F. Morse Family Trust. We also have received a letter from the proponent dated December 28, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Mary F. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

ARNOLD & PORTER

202.942.5000
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

December 15, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder Proposal of Mary F. Morse Family Trust, Rule 14a-8 of the Securities Exchange Act of 1934

Dear Ladies and Gentlemen:

We are writing to the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") on behalf of CSX Corporation, a Virginia corporation (the "Company"). The Company has received a shareholder proposal (the "Proposal") from the Mary F. Morse Family Trust (the "Proponent"). The Proposal states, in relevant part, that "Management and Directors are requested to consider discontinuing all rights, options, SAR's and possible severance payments to top 5 of Management after expiration of existing plans or commitments." The full Proposal and statement in support thereof (the "Supporting Statement") are attached hereto as Exhibit A. The Proponent has asked the Company to include the Proposal and Supporting Statement in the Company's proxy statement for its 2004 annual shareholders meeting (the "Proxy Materials"). The Company respectfully asks for confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its Proxy Materials for the reasons set forth below.

In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), six copies of this letter and its exhibits are enclosed. By copy of this letter, the Company is simultaneously informing the Proponent of the Company's intention to omit the Proposal from the Proxy Materials.

Unless otherwise stated, rule references are to rules under the Act.

As further discussed below, the Company believes that the Proposal may be omitted from the Proxy Materials based on Rule 14a-8(i)(3) because the Proposal and Supporting Statement, including specific portions identified below, are false and misleading within the meaning of Rule 14a-9, independently or because they present opinions as statements of fact, impugn the character of the Company and its management and/or are vague and indefinite, and because the Supporting Statement does not reasonably relate to the Proposal. The Company's reasons are discussed in greater detail below.

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy materials if the proposal or supporting statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9." Rule 14a-9 provides that "[n]o solicitation . . . shall be made by means of any proxy statement . . . containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . . ." Statements that violate Rule 14a-9 include those that contain false or misleading statements, inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See, e.g.*, AmSouth Bancorporation (February 18, 2003); PG&E Corp. (February 28, 2002). Moreover, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") makes clear that Rule 14a-8(i)(3) similarly applies to statements that are "irrelevant to the subject matter of the proposal." Finally, the Staff has consistently taken the position that proposals that are vague and indefinite are misleading within the meaning of Rule 14a-9. *See, e.g.*, Smithfield Foods (July 18, 2003); Johnson & Johnson (February 7, 2003); H.J. Heinz Co. (May 25, 2001); Wal-Mart Stores, Inc. (April 2, 2001).

We note that the Staff has concurred in the past that companies could properly exclude ***entire*** shareholder proposals and supporting statements where they contained false and misleading statements or omitted material facts necessary to make such proposals and supporting statements not false and misleading. *See, e.g.,* The Swiss Helvetia Fund, Inc. (March 6, 2001); Comshare, Inc. (August 23, 2000); General Magic, Inc. (May 1, 2000). The Staff also has concurred that companies could properly exclude portions of shareholder proposals and supporting statements from their proxy materials where they contained false and misleading statements or omitted material facts necessary to make such proposals and supporting statements not false and misleading. *See, e.g.*, Sysco Corp. (August 12, 2003); AmSouth Bancorporation (February 18, 2003); Peoples Energy Corp. (November 3, 2002); Peoples Energy Corp. (November 26, 2001).

Further, we note that the Staff has stated that "when a proposal and its supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing shareholder proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance . . . is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under [R]ule 14a-8." *See* SLB 14.

The Proposal and Supporting Statement contain the types of obvious deficiencies and inaccuracies that make Staff review unproductive and would require such detailed and extensive editing to eliminate or revise false and misleading statements that they must be completely excluded. In the alternative, if the Staff is unable to concur with the Company's conclusion that the Proposal and Supporting Statement should be excluded in their entirety, we respectfully request that the Staff recommend exclusion and/or revision of the statements discussed below.

a. False and Misleading

The Company believes that the Proposal and Supporting Statement contain statements that are misleading within the meaning of Rule 14a-9, as further discussed below, and may therefore be excluded from the Proxy Materials.

1. Supporting Statement unrelated to the Proposal

The Supporting Statement is not clearly related to the Proposal, certain statements therein are wholly irrelevant, and the Supporting Statement improperly characterizes the Proposal in a manner that is false and misleading.

As noted above, the Staff has consistently held that supporting statements, or portions thereof, that are unrelated or irrelevant to the subject matter of the corresponding proposal may be excluded as being misleading in violation of Rule 14a-9. *See, e.g.,* Sara Lee Corp. (April 1, 2003) (permitting deletion of the entire supporting statement); Merck & Co., Inc. (February 26, 2003); The Coca-Cola Co. (January 22, 2003); PG&E Corp. (February 28, 2002); Burlington Northern Santa Fe Corp. (January 31, 2001); Boise Cascade Corp. (January 23, 2001); Freeport-McMoRan Copper & Gold Inc. (February 22, 1999); Knight-Ridder, Inc. (December 28, 1995) (significant portion of supporting statement "unrelated to the subject matter of the proposal," which dealt with poison pills, was excluded as "confusing and misleading").

The Supporting Statement is difficult to follow and almost wholly unrelated to the Proposal. The Supporting Statement appears to be a general discussion about overcompensation of corporate management. As a whole, however, it does not discuss the subject of the Proposal or, for that matter, anything specific regarding the Company or its compensation practices. The Supporting Statement does not specifically state why and how the Proponent's complaints about overcompensation are relevant to the Company. Further, not only does the Supporting Statement not address how the purported "overcompensation" relates to rights, options, SARs and severance payments, which is the subject of the Proposal, but except for a single unsubstantiated statement that "[t]he bookwork involved and expense is tremendous in carrying out these programs," the Supporting Statement does not address rights, options, SARs or severance payments at all.

Moreover, certain statements in the Supporting Statement appear irrelevant even to the issues addressed in the Supporting Statement.

Since the Supporting Statement appears unrelated to the Proposal, it is appropriate to omit the entire Supporting Statement.

2. Opinions presented as facts

The Supporting Statement makes several allegations that, although phrased in the form of factual assertions, are actually the Proponent's unsubstantiated opinions. Presentation of an opinion in factual form is misleading and impermissible under Rule 14a-9. *See*, *e.g.*, FirstEnergy Corp. (March 10, 2003) (requiring the proponent to label two sections of the supporting statement as its opinion, including a statement that "stock option grants can and do often provide levels of compensation well beyond those merited"); Marriott International, Inc. (March 10, 2003) (same); Hewlett-Packard Co. (December 27, 2002) (same). *See also* Pantepec International, Inc. (May 18, 1987) (concurring with the company's view that unsupported generalizations and assertions are misleading and that this defect could not be cured by the proponent's statement that the supporting statement is a personal opinion).

The following sentences of the Supporting Statement are uncorroborated opinions presented as facts and bear no apparent relationship to the compensation practices of the Company:

- "Moderation is needed in corporate remuneration."
- "Any person can live lavishly on $500,000 per year."
- "Over-paying Management has been ongoing and increasing for years."
- "Many officials have been awarded with no mention of what was accomplished above and beyond expectations of their positions."
- "The bookwork involved and expense is tremendous in carrying out these programs."
- "Peer group comparison and commercial 'Remuneration' entities have been employed by some to recommend payouts, having nothing to do with a performance record."

- "There are many good Management Training Schools in the United States, and the supply is available. Hiring away from other corporations is a predatory process, increases costs and does not necessarily 'align shareowner/management relations', with any gain to shareowners."

These statements may lead shareholders to make certain assumptions regarding corporate compensation in general and, as further discussed below, the Company's compensation policies in particular. In addition, the Proponent does not quantify what she means by the "tremendous" expense involved in carrying out these programs.

The Proponent fails to provide any support, authority, citation or other relevant documentation for these assertions. Further, whether management is "overpaid" is *purely* a matter of opinion.

Such statements render the Supporting Statement materially misleading, requiring their exclusion from the Proposal. In the alternative, these statements at least should be rephrased to substantiate these assertions and/or indicate that they are merely the Proponent's opinions.

3. Impugn character

Further, the Supporting Statement contains several statements that imply inappropriate behavior on the part of the Board, the Company and its management without substantiation, impugning their character, and therefore are materially false and misleading. The statements include the following:

- "Moderation is needed in corporate remuneration."
- "Over-paying Management has been ongoing and increasing for years."
- "Many officials have been awarded with no mention of what was accomplished above and beyond expectations of their positions."
- "The bookwork involved and expense is tremendous in carrying out these programs."
- "Peer group comparison and commercial 'Remuneration' entities have been employed by some to recommend payouts, having nothing to do with a performance record."
- "When Management is hired for their position at a good salary, they are expected to earn it, and not have to be paid more when and if they do."
- "Excess wealth passed on may make heirs non-workers, or non-achievers and of little use in our society."

- "Hiring away from other corporations is a predatory process, increases costs and does not necessarily 'align shareowner/management relations', with any gain to shareowners."

These statements lack factual support and do not even refer to specific companies or entities, although their inclusion in the Supporting Statement and the Proponent's request that they be included in the Company's Proxy Materials imply that these unsubstantiated assertions are applicable to the Company. When Proponent states, for example, that "[o]ver-paying Management has been ongoing and increasing for years," the implication is that the Company has been overpaying management for years and doing so in an increasing manner. Taken together, these statements imply that Company management are overpaid, have not earned their compensation and have not accomplished goals that merit their compensation. However, the Proponent cites no basis or evidence for these implied assertions. In previous no-action letters, the Staff has held that similar general, unsupported statements were misleading and that it would not recommend enforcement action if the company excluded the statements unless the proponent "specifically identif[ied] the persons or entities referenced . . . and provide[d] factual support in the form of a citation to a specific source." *E.g.*, Sabre Holdings Corp. (March 20, 2003); Lennox International Inc. (March 14, 2003); Cox Communications, Inc. (March 10, 2003) (requiring the proponent to provide factual support in the form of a citation to a specific source for the statement that "[w]hile salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on long-term results"); Marriott International, Inc. (March 10, 2003) (same); The Coca-Cola Company (January 22, 2003). *See also, e.g.,* Alaska Air Group, Inc. (March 31, 2003).

The various statements in the Supporting Statement also imply that certain practices attributed to the Company, including considering peer group data in setting compensation and hiring qualified management personnel that may be employed elsewhere, are improper and/or are done for reasons other than in the best interests of the shareholders, without any explanation or corroboration of why this is so. This is impermissible under Rule 14a-9, which prohibits statements charging improper conduct without factual foundation. Further, the assertion that Company management have "excessive wealth" that they will pass on to their children, making them "non-workers, or non-achievers and of little use [to] society" is not only wholly without basis, but is derogatory and clearly impugns the character of Company management, not to mention their families, and thus should be omitted from the Proxy Materials. Note (b) to Rule 14a-9 states that "misleading" materials include "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The Staff routinely allows the deletion of statements that disparage a company or its personnel. *See, e.g.*, The Home Depot, Inc. (March 31, 2003) (requiring deletion of the statement "Home Depot has been a dog among large-caps"); FirstEnergy Corp. (March 17, 2003) (requiring the deletion of several disparaging remarks about the company); PG&E Corp. (February 28, 2002) (requiring deletion of a statement that accused board members of having "Enron-type director links").

As discussed in this section, many of the statements in the Supporting Statement impugn the character of the Board, the Company and its management and, accordingly, may be omitted from the Proxy Materials. In the alternative, the Proponent should at least be required to provide factual support in the form of a citation to a specific source for these uncorroborated statements which make up the bulk of the Supporting Statement.

b. Vague and Indefinite

The Company believes that the Proposal may be omitted pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, and it is unclear how the Company would be expected to implement the Proposal. A proposal is sufficiently vague, indefinite and misleading to justify its exclusion where "neither the [share]holders voting on the proposal, nor the Company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *E.g.*, Smithfield Foods (July 18, 2003); Johnson & Johnson (February 7, 2003); H.J. Heinz Co. (May 25, 2001); Wal-Mart Stores, Inc. (April 2, 2001).

The Proposal directs "Management and Directors" to consider discontinuing rights, options, SARs and possible severance payments to "top 5 of Management." First, we note that, pursuant to the Company's board of directors' (the "Board") compensation committee charter, compensation decisions regarding top management are determined exclusively by the Company's compensation committee, which is composed of independent directors. Management has no say in the compensation of top management. It is unclear, then, what shareholders would be asking management to consider.

In addition, the Proposal goes on to state that such discontinuance "does not apply to plans for lesser Managers or employees whom are offered reasonable employee options or bonuses." This is confusing, if not contradictory, because the second sentence states that the first sentence of the Proposal does not apply to "employees" who are offered reasonable options or bonuses. The "top 5 of Management" are "employees" of the Company. Although it is not clear, the second sentence could be read to permit rights, options, SARs and severance payments to "top 5 of Management" if those types of compensation are "reasonable."

Further, the term "reasonable" itself is vague. It is unclear what tests or factors the Board is to use in order to determine what level of options and bonuses are "reasonable." The Proponent provides no guidance on this issue, other than to suggest, based upon the statements in the first paragraph of the Supporting Statement, that comparisons of option and bonus grants by similar companies would not be an appropriate method to determine what is reasonable.

Since the Proposal does not provide adequate guidance on how the Company should implement it, it is vague and confusing, and therefore the Company may omit it from the Proxy Statement pursuant to Rule 14a-8(i)(3).

In addition, we note that certain statements in the Supporting Statement are also vague. For example, the Proponent states that "[m]any officials have been awarded with no mention of what was accomplished above and beyond expectation of their position." Without any context, this statement is unclear and vague. In particular, it is not clear to what officials or awards the Proponent is referring. The term "many" similarly is vague.

Conclusion

Based on the reasons set forth above, the Company has concluded that it may exclude the entire Proposal and Supporting Statement in accordance with Rule 14a-8(i)(3) and requests that the Staff confirm that it will not recommend any enforcement action if the Company omits the Proposal and Supporting Statement from the Proxy Materials. If the Staff should disagree with the Company's conclusions, we request the opportunity to confer with the Staff prior to the issuance of its response.

We would greatly appreciate the Staff's response at its earliest convenience. The Company plans to mail its proxy statement in early March 2004.

By copy of this letter the Company is also concurrently notifying the Proponent of the Company's intention to omit the Proposal from the Proxy Materials and its reasons for deeming the omission proper. The Proponent is respectfully requested to copy the undersigned on any response that she may choose to make to the Staff.

Should you have any questions relating to this submission, please contact the undersigned at 202-942-5124 or Penny Somer-Greif at (202) 942-6402.

Very truly yours,



Richard E. Baltz

cc: Mary F. Morse Family Trust
212 Highland Avenue
Moorestown, NJ 08057-2717

EXHIBIT A

Mary F. Morse Family Trust
212 Highland Avenue
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
E-mail:

September 16, 2003

Office Of The Secretary
CSX Corporation
901 East Cary Street
Richmond, VA 23219

Dear Secretary:

I, Mary F. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, holder of over $2000.00 value in Company stock over one year, wish to enter the following proposal for the Year 2004 Proxy Material. I intend to hold stock until beyond the meeting, as required, and to be represented at the Meeting, as required..

PROPOSAL

Management and Directors are requested to consider discontinuing all rights, options, SAR's. and possible severance payments to top 5 of Management after expiration of existing plans or commitments. This does not apply to plans for lesser Managers or employees whom are offered reasonable employee options or bonuses.

REASONING:

Moderation is needed in corporate remuneration. Any person can live very lavishly on $500.000.00 per year. Over-paying Management has been ongoing and increasing for years. Many officials have been awarded with no mention of what was accomplished above and beyond expectation of their positions. The bookwork involved and expense is tremendous in carrying out these programs. Peer group comparison and commercial "Remuneration" entities have been employed by some to recommend payouts, having nothing to do with a performance record. The product, its advertising, and its acceptance usually govern earnings.

When Management is hired for their position at a good salary, they are expected to earn it, and not have to be paid more when and if they do. Excess wealth passed on may make heirs non-workers, or non-achievers and of little use in our society.

There are many good Management Training Schools in the United States and the supply is available. Hiring away from other corporations is a predatory process, increases costs and does not necessarily "align shareowner/management relations", with any gain to the shareowners. Think about it ! Vote YES for this proposal, it is your gain.

Thank You, and please vote YES for this Proposal.

Mary F. Morse 

ARNOLD & PORTER

202.942.5000
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

January 12, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Response letter dated December 28, 2003 - Shareholder Proposal of Mary F. Morse Family Trust, Rule 14a-8 of the Securities Exchange Act of 1934

Ladies and Gentlemen:

By letter dated December 15, 2003, on behalf of CSX Corporation (the "Company") we requested that the Staff confirm that it will not recommend any enforcement action if the Company excludes a shareholder proposal (the "Proposal") received from the Mary F. Morse Family Trust ("Proponent") from its proxy materials. Subsequently, we received a letter and revised proposal (the "Revised Proposal") from the Proponent, a copy of which was delivered to the Staff. A copy of that letter, dated December 28, 2003, and the Revised Proposal, is attached.

As permitted by Staff Legal Bulletin No. 14 ("SLB 14"), Part E, question 3, the Company declines to accept the Revised Proposal. Moreover, the Company does not believe that the Proponent's letter to the Staff addresses the deficiencies with the Proposal identified in the pending no-action request.

The Company considers the Revised Proposal to be a new proposal that is untimely pursuant to Rule 14a-8(e) under the Securities Exchange Act of 1934. Accordingly, the Company respectfully requests that the Staff base its response on the Proposal contained in the Company's original no-action request. SLB 14, Part E, question 3.

In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), six copies of this letter and its exhibit are enclosed. In addition, we are simultaneously forwarding a copy of this letter to the Proponent.

Should you have any questions relating to this submission, please contact the undersigned at 202-942-5124 or Penny Somer-Greif at (202) 942-6402.

Sincerely,



Richard E. Baltz

Mary F. Morse, Trustee
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711
December 28, 2003

Re: CSX Corporation
Arnold & Porter, Rep. Attnys.
Letter to SEC dated !2/15/03

Securities & Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Ladies and Gentlemen:

I received copy of a nine page submission to your Office. It is very repetitive and insistent in several demands, perhaps confusing and misleading in content, with no consideration of "The Paperwork Reduction Act of 1995". My conclusion after re-reading the demand for exclusion, is that CSX Corporation will accept a re-worded "Reasoning" and if necessary, a slightly re-worded Proposal. This can be accomplished within printing date.

Page Two, Paragraph 2, Line 6 "The Staff also has concurred that companies could properly exclude portions of shareholder proposals and supporting statements, etc." An admission that adjustments are acceptable.

Page Two, Paragraph 3, Line 5 "Requiring the Staff to spend large amounts of time reviewing, etc.". My entire Proposal is less than 1 page, compared to 9 pages of duplicated objections to only parts thereof..

Page Three, Paragraph 1, Line 1 "The Proposal and Supporting Statement contain the types of obvious deficiencies and inaccuracies that make Staff review unproductive, etc". This is merely Counsel's opinion and not a true fact. The Staff is capable of decisions without being prodded.

Page Three, Paragraph 5, Line 5 "The Supporting Statement does not specifically state why and how ---complaints about overcompensation are relevant to the Company." It is a known fact that our President's salary is $400,000.00 to oversee the whole country and Foreign Relations compared to that of one Company.

Pages Four and Five, relevant to "My Opinions". My entire Proposal is the result of "an opinion", and not a reason for deletion, If it were not, there would be no reasons for making any "Proposals".

Page Two:

Page Six, Paragraph 3, Line 10 "---and clearly impugns the character of Company management, etc". How can an observation of an obvious fact of life "you can't take it with you" be considered improper ? Here again, is Counsel's "opinion".

Page Seven, Paragraph 3, Subject again: "vague and indefinite". It is not my province to dictate how reductions are to be accomplished. Corporate Management works in conjunction with the Directors on these matters, not necessarily only the one body.

Page Eight, Paragraphs 1, 2, 3 are repetitious.

"Conclusion" Here once more over the years, Counsel is requesting personal consultation without including the Proponent in any discussion. With all the facts of previous decisions in their records, I would ask that they insert this observation and comply.

This material is composed by my husband, since I neither type nor operate a computer.
Copy of adjusted Proposal and Reasoning [for perusal and possible acceptance}
The rhymes are for stress relief.
Not a part of the presentation.
Six copies to the S.E.C.
One each to CSX via attorneys.

Sincerely,



Mary F. Morse, Trustee

EXHIBIT ADJUSTED

Mary F. Morse, Trustee
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711
December 28, 2003

Office of the Secretary
CSX Corporation
Corporate Secretary's Office
500 Water Street, C160
Jacksonville, FL 32202

Dear Secretary:

I, Mary .F. Morse, Trustee, of 212 Highland Avenue, Moorestown, NJ 08057-2717, holder of over $2000.00 value in Company stock over one year, wish to enter the following proposal for the Year 2004 Proxy Material. I intend to hold stock until beyond the meeting, as required, and to be represented at the Meeting, as required..

PROPOSAL

Management and Directors are requested to consider limiting all possible rights, options, SAR's. plans and possible severance payments to the 5 top Management after expiration of existing plans or commitments, should they and base salary be in excess of $500,000.00 total remuneration per year.

REASONING:

Moderation is needed in corporate remuneration. It is my opinion that any person can live very lavishly on $500.000.00 per year. Over-paying Management has been ongoing and increasing for years. Many officials have been awarded with no mention of what was accomplished above and beyond expectation of their positions. The bookwork involved and expense is tremendous in carrying out these programs. Peer group comparison and commercial "Remuneration" entities have been employed by some to recommend payouts, having nothing to do with a performance record. The product, its advertising, and its acceptance usually govern earnings.

It is likewise my opinion that when Management is hired for their position at a good salary, they are expected to earn it, and not have to be paid more when and if they do. Excess wealth passed on may make heirs non-workers, non-achievers and an ongoing leech on society.

Page two:

There are many good Management Training Schools in the United States and the supply is available. Hiring away from other corporations may be a predatory process, increasing costs and does not necessarily "align shareowner/management relations", with any gain to the shareowners. Think about it ! Vote YES for this proposal, it is your gain.

Sincerely,
Mary F. Morse, Trustee



PS: This material has been prepared and printed by my husband, since I do not type nor use a computer.

MARCH 2000 AGE: 57

EXHIBIT

Retirement pays well for former Coke chief

By Justin Bachman
ASSOCIATED PRESS

ATLANTA — Coca-Cola's former chairman and chief executive, M. Douglas Ivester, began his retirement last month with a $1.5 million check and a lucrative severance and pension package that will pay him $115,000 monthly for the rest of his life.

Ivester, who officially retired Feb. 17, also will receive $675,000 annually though February 2007 to serve as a consultant to the Atlanta company he led until December, when he announced his retirement plans. Coke has named Douglas Daft as Ivester's successor.

The compensation information was released Friday in Coke's 2000 proxy statement. Shareholders will meet on April 19 in Wilmington, Del.

The richest part of the deal involves the 1.95 million shares of restricted Coke stock that board members granted Ivester in 1983 and 1989. Ivester and other senior executives were not allowed to sell the shares, but board members agreed to lift those restrictions on Ivester.

His shares were worth nearly $98 million based on Coke's closing price of $50.125 Friday.

Ivester, 52, also will receive $4.5 million in three equal payments through February 2002 in place of bonuses he will not receive in retirement. He received the first $1.5 million check last month.

As part of the company's early-retirement package, Ivester also will receive $58,700 monthly atop a separate $56,300 monthly payment he will receive from age 55 until he dies. Ivester's wife will continue to receive the $56,300 if he dies before her.

Coke spokesman Chuck Reece said the board of directors developed the package, which was then approved by the board's compensation committee.

Ivester also will get to keep his company car, a 1996 Mercury Grand Marquis, his laptop computer and cell phones.

RETIREMENT: $1.5 MILLION A YEAR FOR 3 YEARS
STOCK OPTIONS OF 1.95 MILLION SHARES
PENSION FOR LIFE $115,000 PER MONTH
"CONSULTANT" PAYMENTS $675,000 YEARLY TO 2008
$58,710 MONTHLY FROM AGE 55 TO EARLY RETIREMENT
SEPARATELY: $56,300 FROM AGE 55 UNTIL DEATH. PASS-ON TO WIFE IF HE PRECEDES HER.
EXTRAS: KEEP A CAR - COMPUTER LAPTOP - CELLPHONES
ALL FOR: M. DOUGLAS IVESTOR
STOCK VALUE MARCH, 2000 - $98,000,000.00

These rhymes are for stress relief.
Not part of the presentation.

RETAINER

There are many uses for a retainer;
Such as for a baby, it is a restrainer.
As safety for our pets, it can be of use.
And to straighten one's teeth, it is not an abuse.
It may be used as a retaining wall,
To keep a building from collapse or fall.
Or, environmentally ordered as a runoff pool
Which may produce a Nile Virus mosquito school.
However, when asked for by a lobbyist,
It is up front money for them to exist !

Robert Dennis Morse
10-21-03. 3:15PM
12 Min.



[illegible]

West Nile virus kills parrot at Phoenix Zoo

EAST PHOENIX — A [illegible] billed parrot at the Phoenix Zoo [illegible] West Nile [illegible] zoo officials said [illegible]

[illegible] as West Nile [illegible]

It is the first animal [illegible] of the virus at the zoo. Officials say they will continue [illegible] ing zoo animals for West Nile, which is [illegible] mosquito bites.

The zoo routinely vaccinates [illegible] zebras, horses and mules against West Nile.

Not part of the presentation.

POLKA DOTS

I did not earlier have a thought
To ever rhyme about a Polka Dot.
The designer never got acclaim,
Now I will venture how it got its name.
All one need do is give a stare,
To realize all the dots dancing there.
It could not have been called "Dannish",
Since a product like that can easily vanish.
I wonder how they would look on a shirt,
As anything spilled would not appear as dirt.
Women's apparel is best for the design,
On any other it would appear out of line.

CELL PHONE

I wish to comment again about a cell phone,
And why some subscribers can't leave it alone.
First, there is the matter of prestige,
Followed by assistance in event of need.
Little thought is given to final cost,
Security is required, for those feeling lost.
I've always felt that life is a gamble,
While others have to express thoughts that ramble.

BILLY, THE KID

If so named, you can't be blamed
For resenting the title of one so defamed.
The outlaw persisted in robbing banks,
While you, I note, never joined the ranks.
Still, I feel, you are known in these parts,
As, "Billy, The Kid", for stealing hearts.

"HELLO, MY NAME IS---"

I like to be greeted with a smile,
It turns me on for a little while.
When a lady states: "My name is Shirley",
I can change her from smile to surly;
Just by asking: "You got that early ?"

Robert Dennis Morse

These rhymes are for stress relief.
Not part of the presentation.

TRAIN OF THOUGHT

I still have the colorful train box I did stow,
While the train itself is in the basement below.
Some guest engineers arouse my ire,
When "full speed ahead" is their desire.
In no time at all, the loco will derail,
And the following cars will likely fail.
Those persons do not operate as my train of thought,
So no longer will they play with the toy I bought.

NO SLACK

I witnessed a closet cleanout the other day;
As an observer, I have this to say:
"It is surprising what we put away,
For possible later use, come what may."
However, shelves are loaded, with no slack,
When we look stuff over, then put it back.

EX—POTENTIAL

If a person is inclined to expose',
Would you be able to dissuade his way ?
He must be somehow a bit displaced,
Or he would not want to be disgraced.
So, since it is not really intentional,
Could one say: "He has expotential" ?

WHAT ARE YOU DOING ?

The words splashed upon my ear,
However, they did not bring fear.
I was seen cutting carrots for a meal,
The resentment she did quickly reveal.
They were with cornstarch to be creamed,
As of yesteryear, I had dreamed.
Just as my Mother had cooked in years before,
I could recall those days of yore.
This sudden outburst dampened my plan,
And I reminded her she is not of my clan.

Robert Dennis Morse

These rhymes are for stress relief.
Not part of the presentation.

ODE TO MARGARET HARTSAUGH

BEAUTY

Beauty is thought to be only skin deep,
Yet, lacking it may cause a woman to weep.
Whatever you inherit from a parent,
Sooner or later becomes apparent.
Those who know her can state with pride:
"Margaret's beauty is flowing from inside!"

ODE TO WHOMEVER

"PLAIN JANE "

Finally has occurred, a way to explain,
The title given such a person, "Plain Jane".
She was not favored to have good looks,
But her story winds up as one for the books.
Since she behaved to me in a way dutiful,
All of a sudden, she became most beautiful.

Robert Dennis Morse

Maybe 4 min. 6:05 AM
12-24-03

"DON'T CHANGE HORSES"

"Don't change horses in mid-stream",
Appears as advice, but is merely a dream.
When a C.E.O., the "Captain", decides to jump ship,
He grabs the options, then gives them the slip.
The same results, if he expires or retires:
A good company carries on, as our desires.
The overpayments to "Attain and retain" being the claim,
Is a cover-up of asset waste, and a failure to explain.

Robert Dennis Morse
5 min. 7:00 AM
12-24-03

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 16, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CSX Corporation
Incoming letter dated December 15, 2003

The proposal requests that the Management and Directors consider discontinuing all rights, options, SARs and possible severance payments to the top 5 executives after this expiration of existing plans or commitments.

We are unable to concur in your view that CSX may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- recast the discussion that begins "Moderation is needed …" and ends "… out these programs" as the proponent's opinion;
- provide a citation to a specific source for the sentence that begins "Peer group comparison …" and ends "… with a performance record"; and
- recast the sentences beginning "There are many good …" and ending "… with any gain to shareholders" as the proponent's opinion.

Accordingly, unless the proponent provides CSX with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if CSX omits only these portions of the supporting statement from its proxy statement in reliance on rule 14a-8(i)(3).

Sincerely,



Michael R. McCoy
Attorney-Advisor